Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number : 333-134390
Date: July 25, 2006

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 / Tel. 604-687-1117 / Fax 604-687-6100

NEWS RELEASE

For Immediate Release — July 24, 2006
06-33-TC

2Q   RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006

TECK COMINCO REPORTS
RECORD NET EARNINGS OF $613 MILLION FOR THE SECOND QUARTER

Don Lindsay, President and CEO said, “We’re very pleased to report record earnings of $613 million for the second quarter of 2006 and $1.1 billion for the first half of the year. These record earnings, which occurred during what are normally our two weakest quarters of zinc sales due to the seasonality of shipments from our Red Dog mine in Alaska, were driven by the excellent commodity price environment.”

“Over the last twelve months to June 30, we’ve generated $2.0 billion of net earnings during a period when copper and zinc prices averaged US$2.29 per pound and US$0.96 per pound respectively on the LME. Current prices for metals have continued to be significantly higher than those in the previous twelve months. This clearly shows the substantial future earnings potential of the company should prices remain at these levels.”

Highlights and Significant Items

•                  Unaudited net earnings were a record $613 million or $2.95 per share in the second quarter, up significantly from $225 million or $1.11 per share in the second quarter of 2005, as a result of high commodity prices and despite seasonally low sales volumes at Red Dog.

•                  Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005.

•                  Earnings before interest, taxes, depreciation and amortization (EBITDA) were $946 million in the second quarter compared with $447 million a year ago.

•                  The company made an offer to acquire all of the outstanding shares of Inco Limited, the world’s second largest nickel producer, for $6.4 billion in cash and 143 million Class B subordinate voting shares. Among other conditions, the bid is subject to the lawful termination of the support agreement between the Inco/Falconbridge merger, and Inco’s takeover bid for Falconbridge being withdrawn or terminated.

Reference:  Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

                        On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders’ Rights plan will be cease traded.

•                  In June 2006, the company reached agreement with the U.S. Environmental Protection Agency under which the company will pay for and conduct a remedial investigation and feasibility study with respect to metal contamination in the sediment of the Upper Columbia River Basin (Lake Roosevelt).

•                  Elk Valley Coal ratified new collective agreements at Fording River and Elkview operations during the second quarter, and all the unionized operations in the Elk Valley now have multi-year agreements in place.

•                  On June 1, 2006, the company completed the redemption of $112 million principal amount of exchangeable debentures and the company issued 11.5 million Class B subordinate voting shares.

•                  On June 29, 2006, the company’s Class B subordinate voting shares were listed for trading on the New York Stock Exchange.

•                  The company increased its semi-annual dividend from $0.40 to $1.00 per share commencing with the July 4, 2006 dividend payment and currently has one of the highest dividend yields in the industry.

•                  Despite normal seasonal inventory buildup at the Red Dog mine, cash (including temporary investments) increased by $415 million in the second quarter and totalled $3.6 billion at the end of June. Debt to total debt and equity ratio was 22%.

Management’s Discussion and Analysis of Financial Position and Results of Operations

This discussion and analysis of financial condition and results of operations of Teck Cominco Limited is prepared as at July 24, 2006, and should be read in conjunction with the unaudited consolidated financial statements of Teck Cominco Limited and the notes thereto for the three and six months ended June 30, 2006 and with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2005. In this discussion, unless the context otherwise dictates, a reference to Teck Cominco or the company refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and a reference to Teck Cominco Metals refers to Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 16.

Earnings

Unaudited net earnings in the second quarter were $613 million or $2.95 per share, up significantly from net earnings of $225 million or $1.11 per share in the second quarter of 2005.

The significantly higher earnings in the second quarter were a result of higher prices for the company’s products. Average LME cash prices for copper and zinc were US$3.27 and US$1.49 per pound respectively in the quarter, up significantly from US$1.54 and US$0.58 per pound respectively in the second quarter in 2005. Coal prices averaged US$116 per tonne in the second quarter of 2006 compared with US$94 per tonne a year ago. A lower Canadian/U.S. dollar exchange rate of 1.12 in the second quarter compared with 1.24 a year ago partially offset the higher commodity prices.

Net earnings in the first half of the year were $1.1 billion, more than doubling the net earnings of $430 million in the first half of 2005 as a result of high commodity prices. Net earnings in the first two quarters of the year are typically lower than the last two quarters, due to the seasonality of shipments from the Red Dog mine in Alaska. Red Dog’s zinc sales in the first half of 2006 accounted for approximately 32% of its annual sales. Coal sales volumes at Elk Valley Coal in the first half of 2006 were approximately 45% of planned sales volumes for the year.

Earnings of $13 million from discontinued operation related to additional proceeds on the sale of Cajamarquilla in 2004 as a result of the annual zinc price exceeding US$0.454 per pound. These contingent payments may be receivable until 2009.

Operating profit of $894 million in the second quarter increased by 120% from $407 million in the same period in 2005, with significantly higher profits from zinc and copper operations due to high metal prices. Partially offsetting these higher prices were a weaker U.S. dollar, lower coal sales volumes and lower molybdenum revenues compared with a year ago. With rising metal prices, second quarter operating results included $107 million of revenues from final concentrate pricing, which primarily related to copper and zinc sales in the first quarter of 2006, compared with $6 million a year ago.

If the current high commodity prices are sustained, the company expects to have significant future earnings. As an illustration, net earnings in the twelve months ended June 30, 2006 were $1.8 billion excluding $200 million of gain on sales of investments and non-recurring tax adjustments. The average LME copper and zinc prices during this twelve month period were US$2.29 per pound and US$0.96 per pound respectively. Current prices for metals have continued to be significantly higher than those in the previous twelve months.

Cash Flow

Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005 with higher profits from copper and zinc operations.

Cash flow after non-cash working capital changes was $600 million compared with $307 million in the second quarter of 2005. Net change in non-cash working capital items of $69 million comprised mainly increases in raw material inventory at Trail and production inventory at Red Dog.

Cash flow before non-cash working capital items was $1.1 billion for the six months ended June 30, 2006 compared with $618 million in 2005.

Capital expenditures were $82 million in the second quarter including investment on the Fort Hills oil sands project.

Revenues

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 5 and 6. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE

							Twelve months
	Second Quarter			Six months ended June 30			ended June 30
	2006	2005	% Change	2006	2005	% Change	2006

Copper (LME Cash — US$/pound)	3.27	1.54	+112%	2.76	1.51	+83%	2.29
Zinc (LME Cash — US$/pound)	1.49	0.58	+157%	1.26	0.59	+114%	0.96
Lead (LME Cash — US$/pound)	0.50	0.45	+11%	0.53	0.45	+18%	0.49
Gold (LME PM fix — US$/ounce)	629	427	+47%	591	427	+38%	527
Molybdenum (realized — US$/pound)	23	32	–28%	21	29	–28%	22
Coal (realized — US$/tonne)	116	94	+23%	119	79	+51%	120
Cdn/U.S. exchange rate (Bank of Canada)	1.12	1.24	–10%	1.14	1.24	–8%	1.16

Revenues from operations were $1.5 billion in the second quarter of 2006 compared to $1.0 billion in the same period a year ago. The increase over 2005 was due mainly to significantly higher prices for copper and zinc.

Sales of metal in concentrates are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes estimated prices for sales occurring in the quarter and final pricing sales adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of additional revenues recognized by the company on any price increases will be reduced by any price participation deductions as provided in the smelting and refining agreements.

At March 31, 2006, the end of the previous quarter, outstanding receivables included 137 million pounds of copper provisionally valued at US$2.49 per pound and 157 million pounds of zinc provisionally valued at US$1.22 per pound. During the second quarter, 108 million pounds of copper included in the March 31, 2006 receivables were settled at an average final price of US$3.23 per pound and 149 million pounds of zinc were settled at an average final price of US$1.48 per pound.

At June 30, 2006, outstanding receivables included 158 million pounds of copper provisionally priced at US$3.37 per pound and 74 million pounds of zinc provisionally valued at US$1.48 per pound.

PRODUCTION AND SALES (Note 1)

	Production				Sales
	Second Quarter		Year to Date		Second Quarter		Year to Date
	2006	2005	2006	2005	2006	2005	2006	2005

TRAIL METAL OPERATIONS

Refined Zinc — Thousand tonnes	73	72	147	143	74	68	149	136

Refined Lead — Thousand tonnes	21	21	45	43	21	20	44	42

Surplus Power — GW.h	—	—	—	—	291	301	540	495

MINE OPERATIONS (Note 2)

Zinc — Thousand tonnes
Red Dog	133	135	268	271	58	52	173	161
Antamina	10	12	16	26	6	11	14	26
Pend Oreille	11	13	20	23	11	13	20	23
Louvicourt	—	2	—	3	—	2	—	3
	154	162	304	323	75	78	207	213

Copper — Thousand tonnes
Highland Valley Copper	42	41	78	79	42	48	86	94
Antamina	20	20	43	41	27	20	39	41
Louvicourt	—	2	—	4	—	2	—	4
	62	63	121	124	69	70	125	139

Lead — Thousand tonnes
Red Dog	28	23	58	44	—	—	5	2
Pend Oreille	2	2	3	3	2	2	3	3
	30	25	61	47	2	2	8	5

Molybdenum — Thousand pounds
Highland Valley Copper	1,017	1,631	2,199	3,596	998	1,790	2,008	3,633
Antamina	791	723	1,720	1,357	922	863	1,946	1,733
	1,808	2,354	3,919	4,953	1,920	2,653	3,954	5,366

Gold — Thousand ounces
Hemlo	52	59	105	121	49	56	105	121
Pogo (Note 3)	15	—	22	—	14	—	17	—
Other	3	4	6	8	3	4	5	8
	70	63	133	129	66	60	127	129

Coal — Thousand tonnes
Elk Valley Coal (Note 4)	2,190	2,673	4,484	5,200	2,305	2,487	4,325	4,647

Notes:

(1)          The table presents the company’s share of production and sales volumes.

(2)          Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3)          Pogo operations have not reached commercial production levels and the results from operations are not included in the company’s earnings.

(4)          Results of the Elk Valley Coal Partnership represent the company’s 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED JUNE 30

			Depreciation		Operating
	Revenues		and Amortization		Profit (Note 1)
	Second Quarter		Second Quarter		Second Quarter
($ in millions)	2006	2005	2006	2005	2006	2005

Zinc
Trail (including power sales)	$451	$265	$12	$11	$112	$38
Red Dog	146	38	8	7	102	9
Pend Oreille	29	15	4	5	16	—
Inter-segment sales and other	(120)	(43)	—	1	4	(1)
	506	275	24	24	234	46

Copper
Highland Valley Copper	421	260	9	17	326	145
Antamina	275	117	9	10	211	77
Louvicourt	—	10	—	1	—	6
	696	387	18	28	537	228

Gold
Hemlo	37	31	5	5	4	2

Coal
Elk Valley Coal (Note 2)	307	301	10	7	119	131
TOTAL	$1,546	$994	$57	$64	$894	$407

SIX MONTHS ENDED JUNE 30

			Depreciation		Operating
	Revenues		and Amortization		Profit (Note 1)
	Year to Date		Year to Date		Year to Date
($ in millions)	2006	2005	2006	2005	2006	2005

Zinc
Trail (including power sales)	$814	$534	$23	$22	$183	$59
Red Dog	362	139	20	18	240	52
Pend Oreille	47	26	8	9	22	(1)
Inter-segment sales and other	(183)	(70)	—	1	(13)	—
	1,040	629	51	50	432	110

Copper
Highland Valley Copper	720	498	19	34	531	279
Antamina	386	233	15	19	301	150
Louvicourt	—	20	—	3	—	11
	1,106	751	34	56	832	440

Gold
Hemlo	74	65	12	11	8	5

Coal
Elk Valley Coal (Note 2)	599	477	17	15	246	171
TOTAL	$2,819	$1,922	$114	$132	$1,518	$726

Notes:

(1)        Depreciation and amortization are deducted in calculating operating profit.

(2)        Results of the Elk Valley Coal Partnership represent the company’s 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

Operations

Trail Smelter and Refineries (100%)
	Three months ended June 30		Six months ended June 30
100%	2006	2005	2006	2005

Zinc production (000’s tonnes)	72.8	71.4	147.2	142.8
Lead production (000’s tonnes)	21.1	21.1	44.6	42.6
Zinc sales (000’s tonnes)	74.0	68.0	148.9	136.5
Lead sales (000’s tonnes)	21.1	19.7	44.3	41.6
Surplus power sold (GW.h)	291	301	540	495
Power price (US$/megawatt hr)	28	46	39	49
Operating profit ($ millions)
— Metal operations	107	27	169	40
— Power sales	5	11	14	19

At Trail metal operations, refined zinc production was slightly higher than a year ago at 72,800 tonnes, while lead production remained the same as last year.

The tin removal project in the drossing plant was commissioned in the quarter allowing for improved indium production. Indium production increased to 12,500 kilograms in the second quarter compared with 8,500 kilograms in 2005. The project is expected to increase indium production capacity to 75,000 kilograms per year and forecast production for 2006 is 52,000 kilograms.

Operating profit increased significantly to $107 million compared with $27 million a year ago due to significantly higher zinc prices and higher sales volumes for zinc and lead, partially offset by a weaker U.S. dollar.

Operating profit from surplus power sales in the second quarter was $5 million compared with $11 million in 2005 due mainly to lower power prices and the effect of a weaker U.S. dollar.

Red Dog (100%)

	Three months ended June 30		Six months ended June 30
100%	2006	2005	2006	2005

Tonnes milled (000’s)	780	741	1,539	1,452
Zinc grade (%)	20.4	21.7	21.0	21.9
Lead grade (%)	5.9	5.5	6.2	5.1
Zinc recovery (%)	83.8	83.8	83.0	85.2
Lead recovery (%)	61.3	58.5	60.0	59.8
Zinc production (000’s tonnes)	133.2	134.4	268.6	270.8
Zinc sales (000’s tonnes)	58.3	52.0	173.2	160.7
Lead production (000’s tonnes)	28.0	23.7	57.6	44.4
Lead sales (000’s tonnes)	—	—	4.6	1.8
Operating profit ($ millions)	102	9	240	52

Mill throughput in the second quarter was 5% higher than a year ago as throughput was restricted in 2005 due to high amounts of silica contained in the ore. Zinc production in the second quarter was similar to a year ago as the higher mill throughput was offset by lower ore grades.

Zinc sales volumes in the second quarter, usually the lowest quarter due to the seasonality of shipments, were approximately 10% of the total annual sales volumes from Red Dog. Sales in the first half of 2006 represented approximately 32% of planned sales for the year.

Operating profits increased significantly to $102 million in the second quarter due to zinc prices which more than doubled from the same period last year.

The 2006 shipping season commenced on July 15, 2006 with planned shipments of 1.0 million tonnes of zinc concentrate and 216,000 tonnes of lead concentrate, similar to 2005. Zinc sales in the third and fourth quarter of 2006 are estimated to be 175,000 tonnes and 200,000 tonnes of metals in concentrate respectively.

Antamina (22.5%)

	Three months ended June 30		Six months ended June 30
100%	2006	2005	2006	2005

Tonnes milled (000’s)	7,196	7,557	14,745	14,629
Copper grade (%)	1.43	1.35	1.45	1.38
Zinc grade (%)	0.88	1.08	0.74	1.12
Copper recovery (%)	90.7	88.7	90.6	89.4
Zinc recovery (%)	85.6	82.8	83.0	83.8
Copper production (000’s tonnes)	89.4	91.8	190.6	183.7
Copper sales (000’s tonnes)	87.7	88.3	172.3	180.6
Zinc production (000’s tonnes)	44.1	54.2	70.4	114.0
Zinc sales (000’s tonnes)	26.7	52.7	60.3	116.6
Molybdenum production (000’s pounds)	3,513	3,213	7,642	6,030
Molybdenum sales (000’s pounds)	4,095	3,833	8,648	7,700
Company’s share of operating profit ($ millions)	211	77	301	150

Mill throughput was 5% lower than a year ago due mainly to the processing of harder ore types and a three-day shutdown of the mill in April due to concerns related to water seepage from the tailings pond decant structure. Copper production was slightly lower than a year ago, as the lower throughput was partially offset by higher ore grades and improved mill recoveries due to the type of ore processed in the quarter.

Molybdenum production in the second quarter increased by 9% compared with last year due mainly to higher mill recoveries as a result of process improvements implemented in 2005. The company’s share of molybdenum revenues were $22 million in the second quarter compared with $30 million a year ago due mainly to a lower realized molybdenum price of US$21 per pound compared with US$28 per pound in 2005.

The company’s share of operating profits in the second quarter was $211 million compared with $77 million a year ago due mainly to rising copper prices that more than doubled from the same period last year. In addition, some March shipments of copper concentrates were deferred and recognized as sales in the second quarter when title was passed to the customers.

On June 28, 2006, the Peruvian Congress passed a law that requires all mining companies to pay a new mining royalty of up to 3% of the value of sales regardless of whether the company has been granted an exemption through a mining stability agreement. If the new law is reaffirmed, Antamina will be required to pay US$83 million with respect to 2004 and 2005 operations, and US$42 million with respect to the first six months of 2006, of which the company’s share is 22.5%. Antamina management and its legal advisors are of the opinion that the royalty is not payable due to the mining stability agreement and are actively pursuing this matter. As a result, no provision has been made in the financial statements.

Highland Valley Copper (97.5%)

	Three months ended June 30		Six months ended June 30
100%	2006	2005	2006	2005

Tonnes milled (000’s)	11,595	12,625	22,500	24,060
Copper grade (%)	0.419	0.382	0.394	0.382
Copper recovery (%)	90.5	88.1	90.9	88.3
Copper production (000’s tonnes)	43.8	42.5	80.5	81.1
Copper sales (000’s tonnes)	44.0	49.1	88.7	96.0
Molybdenum production (000’s pounds)	1,044	1,673	2,256	3,689
Molybdenum sales (000’s pounds)	1,025	1,836	2,060	3,726
Company’s share of operating profit ($ millions)	326	145	531	279

Copper production in the second quarter was slightly higher than a year ago as higher ore grades and improved mill recoveries more than offset the effect of lower mill throughput. Molybdenum production was 38% lower than the second quarter of 2005 due mainly to lower ore grades and reduced mill recoveries.

Copper sales in the second quarter were similar to production levels, but were 10% lower than the same period a year ago as sales volumes in the second quarter of 2005 were higher by drawing down on-hand inventory. Molybdenum revenues in the second quarter declined significantly to $29 million compared with $78 million a year ago due to a 44% reduction in sales volumes and a lower realized price of US$25 per pound compared with US$34 per pound.

Operating profit was $326 million in the second quarter compared with $145 million a year ago due to significantly higher copper prices and revenues from final concentrate pricing of $62 million.

The push-back of the Valley East pit wall in extending the mine life to 2013 is progressing well. A revised mining plan has been developed to utilize available Highmont ore as well as additional lower grade ore, which will result in higher copper production in the transition period of 2008 and 2009. Copper production is estimated to be 124,000 tonnes and 145,000 tonnes in 2008 and 2009 respectively, up from previous estimates of 114,000 tonnes and 132,000 tonnes. The average annual copper production in the following four years is estimated to average 165,000 tonnes per year.

Highland Valley Copper is studying the economic viability of a push-back of the Valley West pit wall to further extend the mine life to 2019. As part of the study, the feasibility of building a copper refinery based on the company’s proprietary CESL hydrometallurgical technology is also being evaluated. The feasibility study on the mine life extension is expected to be completed in September and the study on the copper refinery is expected to be completed in the fourth quarter of 2006. An application to the BC Environmental Assessment office was filed in June to initiate the regulatory environmental assessment process in order to shorten the project execution time line should the outcome of the feasibility study be positive.

Hemlo Gold Mines (50%)

	Three months ended June 30		Six months ended June 30
100%	2006	2005	2006	2005

Tonnes milled (000’s)	837	890	1,646	1,784
Grade (g/tonne)	4.1	4.3	4.2	4.5
Mill recovery (%)	94.2	94.0	93.8	93.9
Production (000’s ozs)	102.7	116.3	209.6	241.0
Sales (000’s ozs)	98.2	113.2	209.8	241.6
Cash operating cost per ounce (US$)	478	318	443	317
Company’s share of operating profit ($ millions)	4	2	8	5

Gold production decreased by 12% to 102,700 ounces in the second quarter compared with 2005 due to poor ground control conditions which restricted mining activities in the quarter. Ore grades were slightly lower than a year ago due to a greater proportion of ore mined from the lower grade Williams pit. Cash operating costs increased to US$478 (C$536) per ounce in the second quarter compared with US$318 (C$394) per ounce a year ago due in part to increased mining costs, the effect of the lower production and a weaker U.S. dollar.

The realized gold price in the second quarter was US$629 per ounce compared with US$427 per ounce a year ago. The higher gold price was partially offset by the higher operating costs and lower production resulting in operating profits of $4 million in the second quarter compared with $2 million last year.

Elk Valley Coal Partnership (40%)

	Three months ended June 30		Six months ended June 30
100%	2006	2005	2006	2005

Coal production (000’s tonnes)	5,476	6,852	11,358	13,503
Coal sales (000’s tonnes)	5,762	6,379	10,942	12,062
Average sale price (US$/tonne)	116	94	119	79
Average sale price (Cdn$/tonne)	133	121	138	103
Cost of product sold (Cdn$/tonne)	40	31	40	30
Transportation (Cdn$/tonne)	37	38	38	34
Company’s share of operating profit ($ millions)*	119	131	246	171

*          Results of the Elk Valley Coal Partnership represent the company’s 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

Coal production in the second quarter at Elk Valley Coal decreased by 1.4 million tonnes or 20% compared with the same period last year as production has been curtailed to avoid a buildup of inventory due to lower expected coal sales for 2006. The unit cost of product sold increased from a year ago due to the continuing high cost of mining inputs, such as energy and other consumables, as well as higher strip ratios during plant shutdown periods and longer haul distances. Second quarter unit costs were also adversely affected by lower production volumes and the one-time costs and signing bonuses associated with new five-year labour agreements.

Coal sales volumes for the second quarter of 2006 were down 10% from the same period in 2005, reflecting the termination of 2005 coal year contracts with the majority of customers in China and several other customers not taking deliveries of coal shipments as anticipated.

The average coal price of US$116 per tonne represented a mix of 2006 coal year shipments priced at US$107 per tonne and residual 2005 coal year tonnes priced at US$122 per tonne.

The company’s 40% share of operating profit of $119 million in the second quarter were lower than $131 million in the same period last year despite the higher coal price, due to the increased operating costs and lower sales volumes.

Due to market conditions, there can be a large variability in Elk Valley Coal’s sales volumes for calendar year 2006. Coal sales volumes for the calendar year 2006 are estimated to be between 22 to 25 million tonnes, with improved sales volumes expected in the second half compared with the first half of 2006.

The pressures that led to rapidly increasing cost of product sold during the second half of 2005 and into 2006 have eased. The unit cost of product sold for the 2006 year are expected to be in the range of costs experienced during the first half of 2006 provided the cost of key inputs, such as fuel and consumables, remain at current levels. Transportation costs in the second half of the year are also expected to be similar to those in the first half.

During the second quarter, Elk Valley Coal ratified new collective agreements at Fording River and Elkview operations. Both collective agreements cover a five-year term and all four unionized sites in the Elk Valley now have long-term collective agreements with expiry dates ranging from May 2009 through April 2011. The collective agreement at the Cardinal River operation expires in June 2007.

Elk Valley Coal and Westshore Terminals proceeded to arbitration in the second quarter to determine if changes should be made to the loading rate charged to Elkview operations effective April 1, 2005. The arbitrator’s decision received in July declined to grant relief and Elk Valley Coal is reviewing the decision.

Mr. Boyd Payne will join Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently Vice President, Marketing for the BHP Billiton Mitsubishi Alliance. Mr. Jim Popowich will retire following a transition period, after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies.

Costs and Expenses

Interest expense of $24 million in the second quarter of 2006 was higher than the $13 million recorded in the second quarter of 2005 mainly as a result of the US$1.0 billion bond issue completed in September 2005.

Other income of $53 million in the second quarter included $38 million of interest income and $12 million of investment income from the company’s holding of Fording Canadian Coal Trust units.

Income and resource taxes on pre-tax earnings of $887 million were $287 million or 32%. This composite tax rate was lower than the Canadian Statutory rate of 34% due mainly to the recording of a one-time benefit of $26 million related to the reduction of tax rates in Canada. Provincial mineral taxes in Canada increased the overall tax rate for certain operations but partially offsetting this was the effect of depletion allowances in Canada and the United States.

Financial Position and Liquidity

Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005 with higher profits from copper and zinc operations. Cash flow after non-cash working capital changes was $600 million compared with $307 million in the second quarter of 2005. Net change in non-cash working capital items of $69 million included mainly increases in raw material inventory at Trail and production inventory at Red Dog.

Capital expenditures in the second quarter were $62 million of which $31 million was on sustaining capital expenditures and $31 million was for development projects. Development expenditures comprised $15 million for the Pogo gold project, $6 million for Trail power facilities upgrade and $5 million for the Highland Valley Copper mine extension. Investment in the Fort Hills oil sands project totalled $20 million in the second quarter.

On June 2, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11.5 million Class B subordinate voting shares. The exchange did not affect the company’s earnings or cash flows from operating activities as the exchangeable debentures were classified as part of shareholders’ equity on the company’s balance sheet.

Despite normal inventory buildup at the Red Dog mine due to the seasonality of its sales volumes, the company increased its cash (including temporary investments) position by $415 million in the quarter to $3.6 billion at June 30, 2006. Total long-term debt was $1.5 billion excluding the Inco exchangeable debentures and the debt to total debt and equity ratio was 22%. Debt due within the next five years is $138 million.

Pursuant to the company’s offer to purchase all of the outstanding common shares of Inco, the total cash required will be approximately $6.4 billion. The company intends to finance the transaction with approximately $3.6 billion of the cash requirement from cash on hand and a committed 12-month senior non-revolving bridge term loan credit facility of approximately $3.6 billion (US$3.2 billion).

The company also has bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $883 million at June 30, 2006.

Corporate Development

On May 8, 2006 the company announced an offer to purchase all of the outstanding common shares of Inco Limited (Inco). Under the terms of the offer the company has offered $78.50 a share in cash or 0.9776 of a Class B subordinate voting share and cash of $0.05 for each Inco common share, subject to pro-ration based on the maximum amount of cash and shares available. At full pro-ration, the offer had an implied value of $69.35 on the basis of the closing price of Class B subordinate voting shares on July 21, 2006. The total amount of cash available under the offer is limited to $6.4 billion and the total number of Class B subordinate voting shares available is 143 million. Under full pro-ration, Inco shareholders would be entitled to receive 0.6293 of a Class B subordinate voting share and $28 for each Inco share tendered. The offer is subject to certain conditions including the lawful termination of the support agreement between Inco and Falconbridge and the withdrawal or termination of Inco’s announced offer to acquire all of the outstanding shares of Falconbridge without any shares of Falconbridge being acquired under Inco’s offer. Additional conditions include the absence of material adverse changes and the acceptance of the offer by shareholders owning not less than 66 and 2/3% of the Inco shares on a fully diluted basis. If the company takes up and pays for shares pursuant to the offer, the company intends to take steps to acquire all of the remaining outstanding Inco shares. The offer was mailed to Inco shareholders on May 23, 2006. On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders’ Rights plan will be cease traded.

The resulting company would be broadly diversified with market leading positions in zinc, nickel and metallurgical coal and significant presence in copper, gold and other commodities. The company would have an extensive portfolio of long-lived assets, a well sequenced growth profile and substantial capacity to fund growth.

The Pogo gold mine made significant progress in commissioning the mine and mill in the second quarter. The installation of the underground ore conveying system is currently being commissioned. Optimization of the mill grinding and flotation circuits is ongoing, with recovery currently at 85%. The mill has reached its design rate of 2,500 tonnes per day for short periods of time, but throughput is still limited by tailings filtration capacity and associated bottlenecks with the paste backfill system, with the overall plant currently operating at 60% of design capacity. Operational improvements are still being made, with production expected to be between 60-70% of design capacity until filter plant modifications are completed. A third pressure filter has been ordered and is expected to arrive on site in the third quarter, with installation scheduled to be complete by the end of the year. With the addition of a third filter, modifications to the handling system for transporting filtered tailings for use in paste backfilling may also be required and various options are being assessed. Full production is expected to be achieved after the third filter and other modifications are fully operational in the first quarter of 2007. Operating income or loss is being capitalized as part of development costs until commercial production is achieved. The company’s share of operating loss capitalized in the first half of 2006 was $8 million.

The restart of the Lennard Shelf zinc operations, a 50/50 joint venture with Falconbridge Limited, was approved in the second quarter. Detailed planning for the refurbishment of the mill, shipping facility, camp and other site infrastructure is underway. An underground mining contractor has been selected and will begin mobilization in late July. The mining contractor will initially establish development access to new areas of the Pillara mine to enable definition diamond drilling and future production. Mill start-up is anticipated in January 2007 with the first shipment of zinc concentrate expected near the end of the first quarter in 2007. The Pillara mine has an anticipated mine life of four years at an annual production rate of 70,000 to 80,000 tonnes per year of zinc in concentrate.

The Morelos project consists of three gold enriched skarn deposits located in Guerrero State, Mexico. An inferred mineral resource of 30.65 million tonnes at 3.27 g/t gold has been identified to date based on 25,000 metres of drilling. A two phase in-fill drilling program is being carried out concurrent with prefeasibility engineering activities. The proposed project will consist of a mine and mill with a capacity to process 2.4 million tonnes of ore per year, producing an average of 235,000 ounces of gold per year. Activities planned for 2006 include in-fill drilling, scope definition, prefeasibility engineering and baseline environmental data collection. Detailed feasibility level engineering is planned to start in late 2006. The conceptual project schedule is based on two years for permitting and 18 months for construction which could allow production to start in the third quarter of 2009.

The company is also advancing other exploration and development projects such as the Carrapateena copper exploration project in Australia and the Sante Fe nickel project in Brazil. At Carrapateena, drilling has intersected significant copper mineralization 300 metres northwest of the 2005 “discovery” hole. Assays included

141 metres of 0.87% copper, including 49 metres of 1.27% copper and drilling is continuing. On the Santa Fe and Ipora nickel laterite properties in Brazil, nine drill rigs are currently operating. Detailed drilling at 50 and 100 metre centres has been completed on the key Santa Fe zones. Resource modeling, metallurgical testwork and scoping study project estimations are underway.

The Fort Hills Energy Limited Partnership (Teck Cominco 15%) is expected to announce the results of a preliminary cost estimate later this year when project scope and development plans are scheduled to be finalized. Key mining positions have been filled with Teck Cominco employees to utilize the company’s open pit mining expertise.

On May 12, 2006, the company announced the appointment of Mr. Peter Kukielski as Executive Vice President and Chief Operating Officer effective July 15, 2006. Mr. Kukielski was most recently Executive Vice President and Chief Operating Officer at Falconbridge Limited. Prior to Falconbridge, Mr. Kukielski held senior engineering and project management roles with BHP Billiton and Fluor Corporation.

Outlook

Except as discussed above in relation to specific operations, there are no significant changes expected in operating plans or production rates at the company’s operations for the balance of 2006.

The company reported record profits in the first half of 2006 due mainly to significantly higher commodity prices. Current prices for metals remain significantly higher than those in the first half of the year, which averaged US$2.76 per pound for copper and US$1.26 per pound for zinc respectively on the LME. Net earnings in the second half of the year will be strong should these metal prices remain at the current levels.

Sensitivity of metal prices and the U.S. dollar exchange rate on earnings based on the company’s current 2006 production plan is as follows:

		Estimated
		Impact on Annual
	Change	After-tax Earnings
		(Cdn$ millions)
Zinc	US$0.01/lb	$10
Lead	US$0.01/lb	$3
Copper	US$0.01/lb	$4
Gold	US$10/oz	$3
Coal	US$1/tonne	$7
Molybdenum	US$1/pound	$5
Power	US$10/MW.h	$7
Cdn$/US$	Cdn$0.01	$24

Note:

The effect on the company’s earnings due to commodity price movements will vary from quarter to quarter depending on sales volumes. On a quarterly basis, commodity price changes will result in price adjustments on outstanding receivables, which are not reflected in these sensitivity estimates. The impact of the U.S. dollar exchange rate will depend on the underlying commodity prices.

The continuing strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on the company’s earnings as the prices of the company’s products are denominated in U.S. dollars and a significant portion of the company’s operating costs are Canadian dollar based.

The company’s capital expenditures are estimated to be approximately $400 million for the year, including $190 million of sustaining capital expenditures at the company’s operations and $210 million on development projects. The majority of the development costs will be spent on the Highland Valley Copper mine life extension and the Fort Hills oil sands project.

Contingencies

Upper Columbia River Basin (Lake Roosevelt)

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen’s suit brought by two members of the Confederated Tribes of the Colville Reservation (the “Tribes”) supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML’s petition for permission to appeal that decision and the District Court entered a stay of proceedings (the “Stay”) pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State’s and the Tribes’ claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act (“RCRA”) seeking injunctive relief and costs.

On July 3, 2006, the 9th Circuit affirmed the District Court’s denial of TCML’s motion to dismiss the citizen’s suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court’s procedures.

The original citizen’s suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the “UAO”) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated (“TCAI”) entered into a Settlement Agreement (the “Agreement”) with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the “Studies”) that, while not carried out under an administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required. Although the UAO has been withdrawn, the additional complaints filed by the Tribes and the State are subject to the same jurisdictional arguments that TCML raised in its motion to dismiss the original citizen’s suit. The Tribes and the State participated fully in the negotiation of the Agreement but are not parties to it and the Agreement does not resolve their claims for natural resource damages or response costs.

Competition Investigation

TCML, as the marketing agent for HVC, responded to an order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

Adoption of New Accounting Standards, Change in Accounting Policies and Restatement

Restatement of Cash Balance

To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and six months ended June 30, 2005 have also been restated to reflect a net decline in temporary investments.

Deferred Stripping

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC—160) “Stripping Costs Incurred in the Production Phase of a Mining Operation”. EIC—160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are to be amortized on a unit of production basis over the proven and probable reserves to which they relate.

Under the standard established by the EIC existing deferred stripping costs may continued to be carried on the Balance Sheet and amortized on a unit of production basis over the remaining life of the affected mines. As at January 1, 2006, the opening balance of capitalized stripping cost was $52 million. Mine expansion costs at Highland Valley Copper, which are considered to be a betterment of the property and can be capitalized under the new rules, totalled $13 million as at June 30, 2006.

Mineral Properties Costs

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43—101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

Financial Instruments

In the second quarter of 2006, the company’s commodity price and foreign exchange hedging activities increased the company’s revenues by $13 million. The unrealized mark-to-market loss on hedging positions totalled $28 million as at June 30, 2006.

Quarterly Earnings and Cash Flow

($ in millions, except per share data)	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	1,546	1,273	1,343	1,150	994	928	1,051	925	777	675
Operating profit	894	624	686	550	407	319	384	325	215	171
Net earnings	613	448	510	405	225	205	285	120	116	96
Earnings per share	$2.95	$2.19	$2.50	$2.00	$1.11	$1.01	$1.42	$0.62	$0.60	$0.51
Cash flow from continuing operations (before changes to working capital items)	669	461	555	476	332	286	403	329	197	180

Outstanding Share Data

As at July 19, 2006 there were 210,630,282 Class B subordinate voting shares and 4,673,453 Class A common shares outstanding. In addition, there were outstanding 2,657,860 director and employee stock options with exercise prices ranging between $6.39 and $66.40 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of the company’s 2005 year-end financial statements.

Important Notice

This document may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and (2) a tender offer statement on Schedule T-0.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-0 and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco Limited, 600-200 Burrard Street, Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone at (604) 687-1117, or by email to: info@teckcominco.com.

Cautionary Statement on Forward-Looking Information

This press release contains certain forward-looking information. This forward-looking information, principally under the heading “Outlook”, but also elsewhere in this press release, includes estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the size and quality of the company’s mineral reserves and mineral resources, future trends for the company, the outcome and consequences of the company’s offer for Inco, the impact of the Peruvian royalty legislation, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated  operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and that there are no material unanticipated variations in the cost of energy or supplies.

Webcast

Teck Cominco will host an Investor Conference Call to discuss its Q2/2006 financial results on Tuesday, July 25, 2006 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company’s website at www.teckcominco.com. The webcast is also available at www.newswire.ca and www.q1234.com. The webcast will be archived at www.teckcominco.com.

Teck Cominco Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars, except per share data)	2006	2005	2006	2005
		Note 1(b)		Note 1(b)

Revenues	$1,546	$994	$2,819	$1,922
Operating expenses	(595)	(523)	(1,187)	(1,064)
Depreciation and amortization	(57)	(64)	(114)	(132)
Operating profit	894	407	1,518	726

Other expenses
General and administrative	(16)	(15)	(40)	(30)
Interest on long-term debt	(24)	(13)	(51)	(26)
Exploration	(14)	(14)	(22)	(19)
Research and development	(6)	(4)	(10)	(8)
Other income (Note 6)	53	19	173	50
	887	380	1,568	693

Provision for income and resource taxes	(287)	(155)	(520)	(263)

Net earnings from continuing operations	600	225	1,048	430

Net earnings from discontinued operation (Note 13(b))	13	—	13	—

Net earnings	$613	$225	$1,061	$430

Basic earnings per share	$2.95	$1.11	$5.15	$2.12
Basic earnings per share from continuing operations	$2.89	$1.11	$5.08	$2.12
Diluted earnings per share	$2.83	$1.04	$4.89	$1.99
Diluted earnings per share from continuing operations	$2.77	$1.04	$4.83	$1.99

Weighted average shares outstanding (millions)	207.6	202.4	205.6	202.0
Shares outstanding at end of period (millions)	215.3	202.5	215.3	202.5

Teck Cominco Limited
Consolidated Statements of Cash Flow
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2006	2005	2006	2005
		Note 1(b), 2(c)		Note 1(b), 2(c)

Operating activities
Net earnings from continuing operations	$600	$225	$1,048	$430
Items not affecting cash:
Depreciation and amortization	57	64	114	132
Future income and resource taxes	9	52	30	80
Gain on sale of investments and assets	(5)	(16)	(76)	(36)
Other	8	7	14	12
	669	332	1,130	618
Net change in non-cash working capital items	(69)	(25)	(159)	(2)
	600	307	971	616

Financing activities
Issuance of long-term debt	4	—	20	—
Repayment of long-term debt	(1)	—	(211)	(46)
Issuance of Class B subordinate voting shares	—	3	6	16
Dividends paid	—	(81)	(81)	(81)
Exchangeable debentures	(8)	(2)	(8)	(2)
	(5)	(80)	(274)	(113)

Investing activities
Decrease (increase) in temporary investments	1,425	(100)	636	(366)
Property, plant and equipment	(62)	(73)	(136)	(135)
Investment in Fort Hills Energy Limited Partnership	(20)	—	(74)	—
Investments and other assets	(29)	(1)	(32)	(7)
Proceeds from sale of investments and assets	9	23	119	55
	1,323	(151)	513	(453)

Effect of exchange rate on cash held in U.S. dollars	(78)	3	(78)	3

Increase in cash and cash equivalents	1,840	79	1,132	53

Cash and cash equivalents at beginning of period	1,390	849	2,098	875

Cash and cash equivalents at end of period	$3,230	$928	$3,230	$928

Teck Cominco Limited
Consolidated Balance Sheets
(Unaudited)

	June 30	December 31
(in millions of dollars)	2006	2005
		Note 1(b), 2 (c)

ASSETS
Current assets
Cash and cash equivalents	$3,230	$2,098
Temporary investments	350	986
Accounts and settlements receivable	588	531
Inventories	759	668
	4,927	4,283

Investments	705	666

Property, plant and equipment	3,475	3,516

Other assets	347	344
	$9,454	$8,809

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Dividends payable	$215	$81
Accounts payable and accrued liabilities	449	442
Current portion of long-term debt	34	213
Current income and resource taxes payable	134	261
Current portion of future income and resource taxes	199	118
	1,031	1,115

Long-term debt	1,429	1,508
Other liabilities (Note 8)	660	667
Future income and resource taxes	801	888
Exchangeable debentures	248	248
Shareholders’ equity (Note 9)	5,285	4,383

	$9,454	$8,809

Teck Cominco Limited
Consolidated Statements of Retained Earnings
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2006	2005	2006	2005

Retained earnings at beginning of period	$2,675	$1,253	$2,228	$1,049

Net earnings	613	225	1,061	430
Dividends declared	(215)	(81)	(215)	(81)
Interest on exchangeable debentures, net of taxes	(2)	(1)	(3)	(2)

Retained earnings at end of period	$3,071	$1,396	$3,071	$1,396

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.              BASIS OF PRESENTATION

(a)          These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

(b)         Certain other comparative figures have been reclassified to conform with the presentation adopted for the current period.

2.              ADOPTION OF NEW ACCOUNTING STANDARDS AND CHANGE IN ACCOUNTING POLICY AND RESTATEMENT

(a)          Deferred stripping

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC—160) “Stripping Costs Incurred in the Production Phase of a Mining Operation”. EIC—160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be viewed as the opening balance of capitalized stripping costs and amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million, which will be amortized over the respective remaining life of mines. In respect of the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, the accumulated deferred stripping cost as at June 30, 2006 was $13 million.

(b)         Mineral properties costs

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43—101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

(c)          Restatement of cash balance

To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and six months ended June 30, 2005 have also been restated to reflect a net decline in temporary investments.

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.     REDEMPTION OF EXCHANGEABLE DEBENTURES DUE 2024

On June 1, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024 which was recorded in shareholders’ equity. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11,489,368 Class B subordinate voting shares. Since the debentures form part of the company’s shareholders’ equity the exchange and the related tax adjustments have no effect on net earnings and are accounted for by adjustments to components of shareholders’ equity. The transactions resulted in a net increase in shareholders’ equity of $124 million as a result of a tax related adjustment.

4.              INCO OFFER

On May 8, 2006 the company announced an offer to purchase all of the outstanding common shares of Inco Limited (Inco). Under the terms of the offer the company has offered $78.50 a share in cash or 0.9776 of a Class B subordinate voting share and cash of $0.05 for each Inco common share, subject to pro-ration based on the maximum amount of cash and shares available. At full pro-ration, the offer had an implied value of $69.35 on the basis of the closing price of Class B subordinate voting shares on July 21, 2006. The total amount of cash available under the offer is limited to $6.4 billion and the total number of Class B subordinate voting shares available is 143 million. Under full pro-ration, Inco shareholders would be entitled to receive 0.6293 of a Class B subordinate voting share and $28 for each Inco share tendered. The offer is subject to certain conditions including the lawful termination of the support agreement between Inco and Falconbridge and the withdrawal or termination of Inco’s announced offer to acquire all of the outstanding shares of Falconbridge without any shares of Falconbridge being acquired under Inco’s offer. Additional conditions include the absence of material adverse changes and the acceptance of the offer by shareholders owning not less than 66 and 2/3% of the Inco shares on a fully diluted basis. If the company takes up and pays for shares pursuant to the offer, the company intends to take steps to acquire all of the remaining outstanding Inco shares. The offer was mailed to Inco shareholders on May 23, 2006. On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders’ Rights plan will be cease traded.

5.     SUPPLEMENTARY CASH FLOW INFORMATION

	June 30	December 31
(in millions of dollars)	2006	2005

(a) i) Cash and cash equivalents

Cash	$91	$132
Money market investments with maturities from the date of acquisition of 3 months or less	3,139	1,966

	$3,230	$2,098

ii) Temporary investments

Money market investments with maturities from the date of acquisition of
3–6 months	$345	$911
6–12 months	5	75

	$350	$986

	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2006	2005	2006	2005

(b) Income and resource taxes paid	$195	$37	$473	$92
Interest paid	$37	$2	$60	$24

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.     OTHER INCOME (EXPENSE)

	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2006	2005	2006	2005

Gain on sale of investments and assets	$5	$13	$76	$33
Interest and investment income	38	10	75	18
Income from Fording Canadian Coal Trust	12	11	27	18
Insurance proceeds	6	5	6	21
Non-hedge derivative gains (losses)	—	(4)	2	(15)
Asset retirement obligation expense for closed properties	(4)	(2)	(6)	(4)
Minority interests	(9)	(4)	(15)	(7)
Foreign exchange gain (losses)	—	(4)	3	(2)
Miscellaneous income (expense)	5	(6)	5	(12)

	$53	$19	$173	$50

7.     EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended		Six months ended
	June 30		June 30
(in millions of dollars)	2006	2005	2006	2005

Pension plans	$8	$10	$17	$20
Post-retirement benefit plans	6	4	11	9

Employee future benefits expense	$14	$14	$28	$29

8.     OTHER LIABILITIES

(in millions of dollars)	June 30 2006	December 31 2005

Asset retirement obligation and other post-closure costs	$400	$407
Accrued pension and post-retirement benefits	193	206
Minority interests	32	18
Other	35	36

	$660	$667

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.     SHAREHOLDERS’ EQUITY

(a)   Components of shareholders’ equity

(in millions of dollars)	June 30 2006	December 31 2005

Share capital	$2,392	$2,155
Contributed surplus	63	61
Retained earnings	3,071	2,228
Cumulative translation adjustment	(241)	(168)
Exchangeable debentures due 2024 (Note 3)	—	107

	$5,285	$4,383

The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.

(b)         Stock-based compensation

In February 2006, 355,400 share options were granted to employees. These options have an exercise price of $66.40, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $23 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 4.11%, a dividend yield of 1.04% and an expected volatility of 35%.

In the first and second quarters of 2006 the company respectively issued 127,165 and 22,525 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest in three years for employees. Total number of deferred and restricted share units outstanding at the end of the period was 489,565.

The company recorded stock-based compensation expense of $8 million to June 30, 2006 in respect of all outstanding options and share units.

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.  DERIVATIVES AND FINANCIAL INSTRUMENTS AT JUNE 30, 2006

						Unrealized
						Market Value
	2006	2007	2008	2009	Total	Gain (Loss)
						(Cdn$ millions)
Cash Flow Hedges

Gold (thousands of ozs)
Forward sales contracts	—	44	44	43	131
Average price (US$/oz)	—	350	350	350	350	$(42)

Forward sales contracts	26	8	—	—	34
Average price (C$/oz)	520	520	—	—	520	(6)

US dollars (millions)
Forward sales contracts (a)	78	—	—	—	78
Average exchange rate	1.44	—	—	—	1.44	26

Forward sales contracts (b)	710	—	—	—	710
Average exchange rate	1.11	—	—	—	1.11	(1)

Zinc (millions of lbs) (c)
Fixed forward purchase commitments	11	—	—	—	11
Average price (US¢/lb)	1.05	—	—	—	1.05	5

Copper (millions of lbs) (d)
Fixed forward sales commitments	1	—	—	—	1
Average price (US¢/lb)	2.36	—	—	—	2.36	(1)
						$(19)

Interest Rate Swap

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Unrealized Loss

US$100 million	7.00%	LIBOR plus 2.14%	September 2012	(5)

Notes:

(a)         Included in the U.S. dollar forward sales contracts of US$78 million is the company’s share of forward sales contracts held by the Elk Valley Coal Partnership of US$7 million.

(b)        From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.

(c)         From time to time, certain customers purchase refined zinc at fixed forward prices from the company’s smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.

(d)        From time to time, the company purchases concentrates for resale and undertakes hedging to offset the price risk when certain terms of the purchases do not match with the related sale. As the critical terms of the hedge are not matched sufficiently with the terms of the concentrate sales, they are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to copper forwards and has recognized the mark-to-market and realized gains and losses in other income and expenses.

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.       CONTINGENCIES, continued

The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2006, or with respect to future claims, cannot be predicted with certainty.

(a)          Lake Roosevelt

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen’s suit brought by two members of the Confederated Tribes of the Colville Reservation (the “Tribes”) supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML’s petition for permission to appeal that decision and the District Court entered a stay of proceedings (the “Stay”) pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State’s and the Tribes’ claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act (“RCRA”) seeking injunctive relief and costs.

On July 3, 2006, the 9th Circuit affirmed the District Court’s denial of TCML’s motion to dismiss the citizen’s suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court’s procedures.

The original citizen’s suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the “UAO”) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated (“TCAI”) entered into a Settlement Agreement (the “Agreement”) with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the “Studies”) that, while not carried out under an administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required. Although the UAO has been withdrawn, the additional complaints filed by the Tribes and the State are subject to the same jurisdictional arguments that TCML raised in its motion to dismiss the original citizen’s suit. The Tribes and the State participated fully in the negotiation of the Agreement but are not parties to it and the Agreement does not resolve their claims for natural resource damages or response costs.

(b)   Competition investigation

TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.       CONTINGENCIES, continued

the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

(c)   Mining royalty in Peru

On June 28, 2006, the Peruvian Congress passed a law that requires all mining companies to pay a new mining royalty of up to 3% of the value of sales regardless of whether the company has been granted an exemption through a Mining Stability agreement. If the new law is reaffirmed, Antamina will be required to pay US$83 million with respect to 2004 and 2005 operations, and US$42 million with respect to the first six months of 2006, of which the company’s share is 22.5%. Antamina and its legal advisors are of the opinion that the royalty is not payable due to the Mining Stability agreement and are pursuing this matter actively. As a result, no provision has been made in the financial statements.

12.  SEGMENTED INFORMATION

The company has six reportable segments: zinc-lead smelter and refineries, zinc, copper, gold and coal mines, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company’s investment, exploration and development activities.

	Three months ended June 30, 2006
	Smelter &	Zinc	Copper	Gold	Coal	Corporate
($ in millions)	Refineries	Mines	Mines	Mines	Mines	and Other	Total

Segment revenues	451	175	696	37	307	107	1,773
Less inter-segment revenues	—	(105)	(121)	—	—	(1)	(227)
Revenues	451	70	575	37	307	106	1,546

Operating profit	112	118	537	4	119	4	894
Interest expense	—	—	(2)	—	(1)	(21)	(24)
Other corporate income	—	—	—	—	—	17	17
Earnings before taxes and discontinued operation	112	118	535	4	118	—	887

Capital expenditures	13	10	12	19	4	4	62

	Six months ended June 30, 2006
	Smelter &	Zinc	Copper	Gold	Coal	Corporate
($ in millions)	Refineries	Mines	Mines	Mines	Mines	and Other	Total

Segment revenues	814	409	1,106	74	599	139	3,141
Less inter-segment revenues	—	(199)	(121)	—	—	(2)	(322)
Revenues	814	210	985	74	599	137	2,819

Operating profit	183	262	832	8	246	(13)	1,518
Interest expense	—	—	(5)	—	(1)	(45)	(51)
Other corporate income	—	—	—	—	—	101	101
Earnings before taxes and discontinued operation	183	262	827	8	245	43	1,568

Total assets	1,514	1,773	1,494	383	666	3,624	9,454

Capital expenditures	23	17	52	26	10	8	136

Teck Cominco Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.  SEGMENTED INFORMATION, continued

	Three months ended June 30, 2005
	Smelter &	Zinc	Copper	Gold	Coal	Corporate
($ in millions)	Refineries	Mines	Mines	Mines	Mines	and Other	Total

Segment revenues	265	53	387	31	301	88	1,125
Less inter-segment revenues	—	(45)	(86)	—	—	—	(131)
Revenues	265	8	301	31	301	88	994

Operating profit	38	9	228	2	131	(1)	407
Interest expense	—	—	(3)	—	—	(10)	(13)
Other corporate expense	—	—	—	—	—	(14)	(14)
Earnings before taxes and discontinued operation	38	9	225	2	131	(25)	380

Capital expenditures	4	10	5	17	35	2	73

	Six months ended June 30, 2005
	Smelter &	Zinc	Copper	Gold	Coal	Corporate
($ in millions)	Refineries	Mines	Mines	Mines	Mines	and Other	Total

Segment revenues	534	165	751	65	477	104	2,096
Less inter-segment revenues	—	(87)	(86)	—	—	(1)	(174)
Revenues	534	78	665	65	477	103	1,922

Operating profit	59	51	440	5	171	—	726
Interest expense	—	—	(7)	—	—	(19)	(26)
Other corporate expense	—	—	—	—	—	(7)	(7)
Earnings before taxes and discontinued operation	59	51	433	5	171	(26)	693

Total assets	1,322	1,468	1,205	289	600	1,634	6,518

Capital expenditures	20	16	9	32	55	3	135

13.  OTHER

(a)   Seasonality of sales

Due to ice conditions, the port serving the Red Dog mine is only able to ship concentrates from July to October each year. As a result, sales volumes are normally higher in the third and fourth quarter of each year than the first and second quarters, which can result in variability in the company’s quarterly earnings.

(b)         Discontinued operation

Pursuant to the agreement for sale of the Cajamarquilla zinc refinery completed in December 2004, the company has recorded additional consideration in respect of the annual zinc price participation exceeding US$0.454 per pound. Zinc price participation extends until 2009.